February 1, 2019

Scott R. Humphrey
Chief Financial Officer
Ciner Resources LP
Five Concourse Parkway
Suite 2500
Atlanta, GA 30328

       Re: Ciner Resources LP
           Form 10-K for Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-36062

Dear Mr. Humphrey:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining